March 23, 1998

Mr. George Gatch
Managing Director
Morgan Guaranty Trust Company of New York
522 Fifth Avenue
New York, New York 10036


Dear Mr. Gatch:

This letter sets forth the agreement between National Life Insurance Company (the "Company") and Morgan Guaranty Trust Company of New York ("Morgan") concerning certain administrative services.


1. Administrative Services and Expenses. Administrative services for the Company's Separate Accounts (the "Accounts") which invest in the J.P. Morgan Series Trust II (the "Fund") pursuant to the Participation Agreement among the Company and the Fund, dated March 23, 1998 (the "Participation Agreement"), and for purchasers of variable annuity and/or variable life insurance contracts (the "Contracts") issued through the Accounts, are the responsibility of the Company. Certain administrative services for the Fund in which the Accounts invest, and shareholder services for purchasers of shares of the Fund, are the responsibility of Morgan.

     Morgan recognizes the Company as the sole shareholder of record of shares of Portfolios offered by the Fund (the "Portfolios") purchased under the Participation Agreement on behalf of the Accounts. Morgan further recognizes that it will derive a substantial savings in administrative and shareholder servicing expenses by virtue of having the Company as the shareholder of record of shares of the Fund purchased under the Participation Agreement, rather than multiple shareholders having record ownership of such shares. The administrative and shareholder servicing expenses for which Morgan will derive such savings are set forth in Schedule A to this letter agreement.

2. Expense Payments. In consideration of the anticipated administrative and shareholder servicing expense savings resulting from the Company's services set forth above, Morgan agrees to pay the Company a fee (the "Fee"), computed daily and paid monthly in arrears, equal to the following percent of the daily net asset value of the shares of the Portfolios held in the subaccount of the Account:

        J.P. Morgan International Opportunities Portfolio    .20%
        J.P. Morgan Small Company Portfolio                  .20%;

     provided, however, that to the extent and for so long as assets in any one or more of the above listed Portfolios held in the subaccounts of the Accounts equal or exceed $50,000,000, calculated on a per Portfolio basis and not aggregated among all Portfolios (the "Requisite Amount"), the Fee with respect to each Portfolio containing assets at the Requisite Amount shall be increased to address increased expense savings as follows:

        J.P. Morgan International Opportunities Portfolio    .25%
        J.P. Morgan Small Company Portfolio                  .25%;

     (b) As soon as practicable after the end of each month, the company will send Morgan, at the address and in the manner set forth in the Participation Agreement, a statement of the average daily net asset value for the preceding month of the shares of each such Portfolio as to which the fee stated in this Paragraph 2 is calculated, together with a statement of the amount of such fee. For purposes of this paragraph 2, the average daily net asset value of the shares of the Fund will be based on the net asset values reported by such Fund to the Company.

3. Nature of Payments. The parties to this letter agreement recognize and agree that Morgan's payments to the Company relate to administrative and shareholder services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Fund, and that these payments are not otherwise related to investment advisory or distribution services or expenses. The amount of administrative and shareholder servicing expense payments made by Morgan to the Company pursuant to Paragraph 2 of this letter agreement will not be deemed to be conclusive with respect to actual administrative and shareholder servicing expenses or savings of Morgan.

4. Representations. The Company represents and warrants that in performing the services and receiving the compensation described in this letter agreement it will comply with all applicable laws, rules and regulations.

5. Term. This letter agreement will remain in full force and effect for so long as any assets of the Fund are attributable to amounts invested by the Company under the Participation Agreement, unless terminated in accordance with Paragraph 6 of this letter agreement. Fees will continue to be due and payable with respect to the shares attributable to existing Contracts for only so long as such payments comply with applicable laws, rules and regulations.

6. Termination. This letter agreement will be terminated upon mutual agreement of the parties hereto in writing.

7. Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

8. Counterparts. This letter may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.

If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative and shareholder servicing expenses payments, please sign below and return a signed copy to us.


                               Very truly yours,


                        NATIONAL LIFE INSURANCE COMPANY

                        By:/s/Eileen von Gal
                           _________________

                             Treasurer

Acknowledged and Agreed:


MORGAN GUARANTY TRUST COMPANY OF NEW YORK

By:/s/George C. W. Gatch
   _____________________

    George C. W. Gatch
    Managing Director

Attachment: Schedule A


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                                   SCHEDULE A


Maintenance of Books and Records
________________________________

~   Record issuance of shares
~   Record transfers (via net purchase orders)
~ Reconciliation and balancing of the separate account at the fund level in the general ledger, at various banks and within systems interface

Communication with the Fund
___________________________

~   Purchase Orders
    - Determination of net amount available for investment by the Fund
    - Deposit of receipts at the Fund's custodian (generally by wire transfer)
    - Notification of the custodian of the estimated amount required to pay dividend or distribution
~   Redemption Orders
    - Determination of net amount required for redemptions by the Fund
    - Notification of the custodian and Fund of cash required to meet payments
    - Cost of share redemption
~   Daily pricing

Processing Distributions from the Fund
______________________________________

~   Process ordinary dividends and capital gains
~   Reinvest the Fund's distributions

Report
______

~   Periodic information reporting to the Fund

Fund-related Contractowner Services
___________________________________

~ Financial consultant's advice to contractowners with respect to Fund inquiries (not including information about performance or related to sales)
~   Communications to contractowners regarding Fund and subaccount performance

Other Administrative Support
____________________________

~ Providing other administrative support for the Fund as mutually agreed between the Company and the Fund or the Adviser
~ Relieving the Fund of other usual or incidental administrative services provided to individual contractowners